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SEC FILE NUMBER
0-17295

CUSIP NUMBER
501337109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended September 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report n Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full Name of Registrant: The Kushner-Locke Company

Former Name if Applicable:

Address of Principal Executive Office (Street and Number) 11601 Wilshire Blvd. 21st Floor

City, State and Zip Code Los Angeles, California 90025

PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10- QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         On November 21, 2001, the registrant and certain of its wholly-owned subsidiaries filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code. The petitions were filed in the United States Bankruptcy Court for the Central District of California, Los Angeles Division (the “Bankruptcy Filings”). The Company is in the process of realizing upon its assets for the benefit of its estate and creditors. The Company has ceased development and production, and will soon cease substantially all other active operations, and all employees have been terminated except for certain employees needed to manage the orderly disposition of the Company’s assets. Therefore, the Company does not have, and does not have the wherewithal to retain, internal and outside financial, accounting, auditing and other services necessary to enable the Company to prepare the subject filing.

PART IV. OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

David L. Gersh (213) 683-6240

(Name) (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

[x] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended September 30, 2001, the registrant’s operations were curtailed compared to prior periods due to the registrant’s financial difficulties as disclosed in its prior filings under the Securities Exchange Act of 1934. The registrant believes that the results of operations for the quarter ended September 30, 2001 would be comparable to the results of operations reported for the first three quarters of the registrant’s fiscal year ended September 30, 2001, as reflected in the Quarterly Reports on Form 10-Q filed as to each such prior quarter.

The Kushner-Locke Company

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

THE KUSHNER-LOCKE COMPANY

Dated: December 28, 2001	By: /s/ BRETT ROBINSON Name: Brett Robinson Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

         1.     This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any c*lass of securities of the registrant is registered.

         4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5.     Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in the filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).